                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                  (RULE 13D-10)




                       Affiliated Computer Services, Inc.
                       ----------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   008190-10-0
                                 --------------
                                 (CUSIP Number)

             N/A Calendar Year End Filing Pursuant to Rule 13d-2(b)
             ------------------------------------------------------



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

---------------------



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (10-88)               Page 1 of 5 pages

CUSIP NO.   053495-30-5                13G                   PAGE 2 OF 5 PAGES
           -------------                                    -------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Darwin Deason
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                Not Applicable.                                        (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                           5     SOLE VOTING POWER
       NUMBER OF
                                 5,796,550
        SHARES           -------------------------------------------------------
                           6     SHARED VOTING POWER
     BENEFICIALLY
                                                   -0-
       OWNED BY          -------------------------------------------------------
                           7     SOLE DISPOSITIVE POWER
         EACH
                                 1,493,467
       REPORTING         -------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
        PERSON
                                                   -0-
         WITH
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,796,550

--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           Not Applicable                                                  [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.4%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (10-88)               Page 2 of 5 pages

ITEM 1.
         (a)      Name of Issuer

                           AFFILIATED COMPUTER SERVICES, INC.

         (b)      Address of Issuer's Principal Executive Offices

                           2828 N. HASKELL AVENUE
                           DALLAS, TEXAS  75204

ITEM 2.
         (a)      Name of Person Filing

                  DARWIN DEASON

         (b)      Address of Principal Business Office or, if none, Residence

                  2828 N. HASKELL
                  DALLAS, TEXAS  75204

         (c)      Citizenship

                  UNITED STATES

         (d)      Title of Class of Securities

                  CLASS A COMMON STOCK, $0.01 PER SHARE

         (e)      CUSIP Number:

                           008190-10-0


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),
         CHECK WHETHER THE PERSON FILING IS A:       Not Applicable

ITEM 4.    OWNERSHIP

         (a) Amount Beneficially Owned: 5,796,550 shares of Class A Common Stock. (Pursuant to Rule 13d-3, this number includes 3,299,686 shares of Class B Common Stock of Affiliated Computer Services, Inc., which are convertible on a one-for-one basis into Class A Common Stock with 60 days of notice of conversion.)

         (b)      Percent of Class: 12.423%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 5,796,550 (Included in this amount are 4,303,083 shares of Class A Common Stock -- or Class B Common Stock convertible within 60 days into Class A Common Stock -- held by the Deason International Trust, of

SEC 1745 (10-88)               Page 3 of 5 pages
                           which Mr. Deason is the settlor. The Trust has granted an irrevocable proxy to Mr. Deason, pursuant to which Mr. Deason holds the sole voting power with respect to the shares held by the Trust.)

                  (ii)     shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of: 1,493,467 shares of Class A Common Stock

                  (iv) shared power to dispose or to direct the disposition of: -0-

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer's Common Stock, check the following [ ]. As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer's Common Stock.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10.   CERTIFICATION

         By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


SEC 1745 (10-88)               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      /s/ Darwin Deason
                                      --------------------------
                                          Darwin Deason

                                          Date:  February 14, 2001


SEC 1745 (10-88)               Page 5 of 5 pages